SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a discloseable event/information.	5

Exhibit 1

January 6, 2012

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 5

Exhibit 1

January 6, 2012

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan
Corporation Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 5

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 6, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Page 3 of 5

Exhibit 1

11. Item 9 — Other Events

We refer to the tender offer (the “Tender Offer”) being conducted by Philippine Long Distance Telephone Company (the “Bidder”) to acquire the remaining 3,079,840,418 common shares of Digital Telecommunications Phils., Inc. (Digitel), representing approximately 48.45% of the total issued and outstanding capital stock of Digitel, as well as any Digitel common shares issued upon conversion of Digitel’s Convertible Bonds due 2013, which are held by the public.

We disclose that the Bidder has secured the approval of the Securities and Exchange Commission to extend the period of the Tender Offer until January 16, 2012. Accordingly, stockholders of Digitel have until 12:00 noon of January 16, 2012 (Monday) to tender their Digitel shares to the Bidder.

Attached is a copy of the Notice on this matter to be published in a newspaper of general circulation.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 6, 2012

Page 4 of 5

Exhibit 1

TO THE SECURITY HOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

This refers to the tender offer (the “Tender Offer”) being conducted by PHILIPPINE LONG DISTANCE TELEPHONE COMPANY (the “Bidder”) in connection with the acquisition of 3,277,135,882 shares of common stock of DIGITAL TELECOMMUNICATIONS PHILS., INC. (“Digitel”), representing approximately 51.55% of the total issued and outstanding capital stock of Digitel.

The Bidder secured the approval of the Securities and Exchange Commission to extend the period of the Tender Offer for the remaining 3,079,840,418 common shares of Digitel, representing approximately 48.45% of the total issued and outstanding capital stock of Digitel, as well as any Digitel common shares issued upon conversion of Digitel’s Convertible Bonds due 2013 (“Bonds”).

Stockholders of Digitel have until 12:00 noon of January 16, 2012 (Monday) to tender Digitel common shares to the Bidder.

Holders of Bonds, who convert their Bonds into Digitel common shares, may likewise tender such shares to the Bidder until 12:00 noon of January 16, 2012 (Monday).

The revised dates (but not times) for the Tender Offer shall be as follows:

Item	Old Date	New Date
Last Day to Tender in Visayas and Mindanao	January 3, 2012	January 10, 2012

Deadline for tendering scripless shares (10:00 AM)	January 9, 2012	January 16, 2012

Closing Date (12:00 noon)	January 9, 2012	January 16, 2012

Notice of Rejection of Tendered Shares	January 15, 2012	January 24, 2012

Cross Date	January 16, 2012	January 24, 2012

Settlement Date	January 19, 2012	January 27, 2012

Except with respect to the foregoing dates, there is no change in the Tender Offer Price and all other terms and conditions of the Tender Offer. The times and periods indicated in the Tender Offer Report dated December 5, 2011 shall apply to the new dates as specified above.

For inquiries on the Tender Offer, please contact any of the following:

DIGITEL TENDER OFFER HOTLINES
Telephone Numbers: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)

ATR Kim Eng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)

For inquiries on the conversion of Bonds, please contact ATR Kim Eng SECURITIES, INC. at the numbers listed above.

For inquiries about the number of shares of a shareholder in Digitel, please contact BDO STOCK TRANSFER DEPARTMENT, Trust Banking Group at (63) (2) 878-4052 (Ms. Adora A. Yanga).

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Page 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President and Corporate Secretary

Date: January 6, 2012